                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 16)*


                    BLOCKBUSTER ENTERTAINMENT CORPORATION
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                 093676-10-4
                                (CUSIP Number)

                              Thomas W. Hawkins
                    Blockbuster Entertainment Corporation
                            One Blockbuster Plaza
                          Ft. Lauderdale, FL  33301
                            Phone:  (305) 832-3000
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               January 7, 1994
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                              Page 2 of ___ Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H. Wayne Huizenga

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                              (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)  /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


NUMBER OF         7       SOLE VOTING POWER
 SHARES                         0
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                        15,342,117
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                       0
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                           15,342,117

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,342,117

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*  / X /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2%

14       TYPE OF REPORTING PERSON*

         IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7          2-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        Amendment No. 16 to Schedule 13D

                 This Amendment No. 16 amends and supplements the Schedule 13D, as amended and as previously filed with the Securities and Exchange Commission (the "Commission") by H. Wayne Huizenga (hereinafter referred to as the "reporting person") with respect to Blockbuster Entertainment Corporation (the "Issuer"), as set forth below. Unless otherwise specified, all terms referred to herein shall have the meaning ascribed to them in such Schedule 13D, as amended.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Item 6 is hereby amended and supplemented as follows:

                 The parties to the Stockholders Stock Option Agreement have entered into an Amended and Restated Stockholders Stock Option Agreement, dated as of January 7, 1994 (the "Amended and Restated Stockholders Stock Option Agreement"). The terms of the Amended and Restated Stockholders Stock Option Agreement are identical to those of the Stockholders Stock Option Agreement except that the number of shares of Common Stock held by certain parties other than the Reporting Person which are subject




                                Page __ of __
to the Amended and Restated Stockholders Stock Option Agreement has been adjusted.

                 The foregoing is a summary of the Amended and Restated Stockholders Stock Option Agreement and is qualified in its entirety by reference thereto, a copy of which is attached hereto as Exhibit 23.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

                 23. Amended and Restated Stockholders Stock Option Agreement, dated as of January 7, 1994 among Viacom Inc. and each person or entity listed on the signatures page thereof.





                                 Page __ of __

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct. Date: February 23, 1994

                                         /s/ H. Wayne Huizenga
                                         -----------------------------------
                                         H. Wayne Huizenga





                                 Page __ of __

                                   EXHIBIT INDEX

23. Amended and Restated Stockholders Stock Option Agreement, dated as of January 7, 1994 among Viacom Inc. and each person or entity listed on the signature pages thereof.





                                 Page __ of __